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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

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                                    SCHEDULE 14D-9
                        SOLICITATION/RECOMMENDATION STATEMENT
                           PURSUANT TO SECTION 14(d)(4) OF
                         THE SECURITIES EXCHANGE ACT OF 1934

                                    AMENDMENT NO. 2
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                                  MARKET FACTS, INC.
                              (NAME OF SUBJECT COMPANY)

                                  MARKET FACTS, INC.
                          (NAME OF PERSON FILING STATEMENT)

                       Common Stock, par value $1.00 per share
                            (Title of Class of Securities)

                                     570559 10 4
                        (CUSIP Number of Class of Securities)

                                   THOMAS H. PAYNE
                               Chief Executive Officer
                                  MARKET FACTS, INC.
                              3040 West Salt Creek Lane
                          Arlington Heights, Illinois  60005
                                    (847) 590-7000

                    (Name, address and telephone number of person
                   authorized to receive notices and communications
                      on behalf of the person filing statement)

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                                       COPY TO:

                                 JANET O. LOVE, Esq.
                                Lord, Bissell & Brook
                                115 S. LaSalle Street
                               Chicago, Illinois 60603
                                    (312) 443-0700

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     This Amendment No. 2 amends and supplements the Solicitation\Recommendation
Statement on Schedule 14D-9 dated April 6, 1999 filed by Market Facts, Inc., a Delaware corporation (the "Company"), relating to the offer by Aegis Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Aegis Group plc, to purchase all of the outstanding shares of common stock, par value $1.00 per share of the Company at a price of $31.00 per Share, net to the seller in cash.

ITEM 3.   IDENTITY AND BACKGROUND

     The description of the "Conditions to the Offer" included in the description of the "Merger Agreement" under Item 3(b) is hereby amended and restated in its entirety to read as follows:

"CONDITIONS TO THE OFFER

          The Merger Agreement provides that, notwithstanding any other provision of the Offer, Parent or Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered, and may amend or terminate the Offer if, prior to the time the Offer shall otherwise expire, (i) the Minimum Condition shall not have been satisfied; (ii) all material regulatory and related approvals have not been obtained or made on terms reasonably satisfactory to Purchaser; (iii) any applicable waiting periods under the HSR Act shall not have expired or been terminated; or
     (iv) at any time on or after the date of the Merger Agreement and prior to the time the Offer shall otherwise expire, any of the following events shall occur:

               (A) any governmental entity or federal, state or foreign court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect (or pending) and which (1) restricts, prevents or prohibits the making or consummation of the Offer, the Merger or any transaction contemplated by the Merger Agreement, (2) prohibits or limits materially the ownership or operation by the Company, Parent or any of their subsidiaries of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole, or compels the Company, Parent, or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole, (3) imposes limitations on the ability of Parent, Purchaser or any other subsidiary of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated thereby, or (4) requires divestitures by Parent, Purchaser or any other affiliate of Parent of any Shares; provided that Parent shall have used all commercially reasonable efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted; or

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               (B)  the representations and warranties of the Company contained in the Merger Agreement (without giving effect to any materiality or similar qualifications contained therein) shall not be true and correct as of the date the Offer shall otherwise expire as though made on and as of such date except (1) for changes specifically permitted by the Merger Agreement, (2) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date, (3) in any case where such failure to be true and correct would not, in the aggregate, have a Material Adverse Effect, and (4) notwithstanding anything in the Merger Agreement to the contrary, in the event that any of the representations and warranties of the Company with respect to any subsidiaries are determined to be inaccurate, and all such inaccuracies capable of measurement in dollar amounts, in the aggregate, exceed $3 million, then only the amounts in excess of $3 million will be taken into account in determining whether such inaccuracies, taken together with all other breaches of representations and warranties generally, result in a Material Adverse Effect;

               (C) the Company shall not have performed or complied with any of its obligations, covenants and agreements under the Merger Agreement to be performed or complied with by it unless all such failures together in their entirety would not have a Material Adverse Effect;

               (D) the Merger Agreement shall have been terminated in accordance with its terms;

               (E) the Company shall have received any other offer for the purchase of Shares, the purchase of substantially all of the Company's assets, the merger of the Company or any other transaction which would require the withdrawal or material modification of the Offer, the Merger Agreement or the Merger and the Board shall have withdrawn or materially modified or changed (including by amendment of the Schedule 14D-9) in a manner adverse to Purchaser its recommendation of the Offer, the Merger Agreement or the Merger;

               (F) (1) any person or group shall have entered into a definitive agreement or agreement in principle with the Company with respect to a merger, consolidation, sale of a material portion of the assets of the Company, or other business combination with the Company; or (2) (A) the Board of Directors of the Company or any committee thereof shall have withdrawn, modified or changed in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Competing Transaction, or (B) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing;

               (G) there shall have occurred any change, condition, event or development that has a Material Adverse Effect (excluding any change, condition, event or development arising out of or attributable to general economic conditions);

               (H) there shall have occurred (1) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange, the NASDAQ\NMS or the London Stock Exchange for a period in excess of 24 hours

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          (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index and suspensions or limitations resulting solely from physical damage or interference with such exchange or association not related to market conditions), (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the United Kingdom or (3) any material limitation (whether or not mandatory) by any government or governmental authority of the United States or the United Kingdom on the extension of credit by banks or other lending institutions; or

               (I) the Selling Stockholders shall have failed to comply in any material respect with their obligations pursuant to the Option Agreement,

     which, in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payments."

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99(c)(4) First Amendment to Agreement and Plan of Merger, dated as of May 26, 1999 by and among Parent, Purchaser and the Company.








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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        MARKET FACTS, INC.


                                        By: /s/ Timothy J. Sullivan
                                            ------------------------------
                                            Timothy J. Sullivan
                                            Chief Financial Officer


Dated:  May 26, 1999


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                                    EXHIBIT INDEX



Exhibit 99(c)(4) First Amendment to Agreement and Plan of Merger, dated as of May 26, 1999 by and among Parent, Purchaser and the Company.












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